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                             November 9, 2020

       Alan Yu
       Chief Executive Officer
       Karat Packaging Inc.
       6185 Kimball Avenue
       Chino, CA 91708

                                                        Re: Karat Packaging
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
13, 2020
                                                            CIK 0001758021

       Dear Mr. Yu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 13, 2020

       Summary Selected Consolidated Financial and Operating Data, page 13

   1. Please remove the "audited" designation above the columns presenting data as of and for the years ended
December 31, 2019 and 2018. You may revise the introductory
                                                        paragraph to explain
clearly that the information for the years ended December 31, 2019 and 2018 was derived
from your audited financial statements presented elsewhere in the filing. The comment
also applies to the "Selected Consolidated Financial and Operating
                                                        Data" on page 39 and
tables presented in other sections of the filing.
   2. Revise the balance sheet data to present amounts and captions that are consistent with the balance sheets in your
financial statements. For example, the amounts you show for the total stockholders'
equity line item here are shown as "Total Karat Packaging Inc.
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FirstName LastNameAlan   Yu
Karat Packaging Inc.
Comapany 9,
November  NameKarat
             2020    Packaging Inc.
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         stockholders' equity" in the balance sheet at page F-3 and should be revised accordingly.
         Also, include a total stockholders' equity caption that is a sum of the "Total Karat
         Packaging stockholders' equity" and the noncontrolling interest equity amounts. The comment also applies to the "Selected Consolidated Financial and Operating Data" on
         page 39.
3. We note that you intend to use part of the net proceeds from the offering for the repayment of existing indebtedness under your credit facility and other indebtedness.
         Please provide pro forma earnings per share data for the latest fiscal year and most recent interim period, giving impact to the number of common shares whose proceeds will be used to repay debt, and include a footnote to the table that explains why you are presenting the information and how the shares have been computed. Refer to SAB Topic
         1.B.3. This comment also applies to "Selected Consolidated Financial and Operating
         Data" on page 39.
Use of Proceeds, page 34

4. If any material part of the proceeds is to be used to discharge indebtedness, state the interest rate and maturity of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of proceeds of the indebtedness other than short term borrowings used for working capital. See Item 4 of Form S-1, Item 504 of
         Regulation S-K, and Instruction 4 to Item 504 of Regulation S-K. Capitalization, page 37

5.       Please revise the table to address the following items:

                Include a double underline under the cash and cash equivalents amounts.
                Expand the debt section to include also line items for the current portion of your long term debt as well as for the line of credit as shown on page
F-31.
                Expand the total stockholders' equity section to include the treasury stock line item as shown on page F-31.
                Please recalculate your total capitalization amount.
Selected Consolidated Financial and Operating Data, page 39

6. Refer to the tables on pages 41 and 42 that summarize the consolidation of your VIE,
         Global Wells, and please address the following items:

                Revise the EBITDA caption to read Adjusted EBITDA, and cross reference the caption to a footnote similar to footnote (1) on page 40 that discusses this non-GAAP measure.
                Tell us where the $2.4 million gain on the sale of assets recognized by the VIE in the year ended December 31, 2019 is reflected in the column showing the results of operations for Global Wells.
                If the gain is reflected as "other income (expense)" in the Karat Packaging column,
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Karat Packaging Inc.
Comapany 9,
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             2020    Packaging Inc.
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              please tell us why, and explain why deducting the $2.4 million gain from the results of Global Wells when calculating Adjusted EBITDA is consistent with that presentation. Otherwise, revise to eliminate the inconsistency. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

7. Refer to the tables summarizing your results of operations on pages 44 and 46 and address the following items:

                Revise to present separately the Adjusted EBITDA amounts as Other Data in order to distinguish the non-GAAP measures from the GAAP amounts represented.
                Consistent with the data presented, revise the first sentence of the Adjusted EBITDA discussion on page 45 to disclose correctly that Adjusted EBITDA for the six months ended June 30, 2019 was $5.6 million and that the comparative increase in the six months ended June 30, 2020 was $16.8 million rather than $14.4 million.
                Similarly, on page 47, revise to disclose correctly that Adjusted EBITDA for the year ended December 31, 2019 was $11.3 million rather than $13.7 million, and revise the computations of the changes from the comparative period, as necessary.

Management, page 70

8. Describe briefly the business experience of Ms. Ann T. Sabahat during the past five years. See Item 11(k) of Form S-1 and Item 401(e)(1) of Regulation
S-K.
Employment Agreements with Our Named Executive Officers, page 76

9. Disclosure indicates that you intend to enter into employment agreements with each of your named executive officers other than Mr. Peter Lee. File the employment agreements as exhibits to the registration statement. See Item 16(a) of Form S-1 and Item 601(b)(10)
         of Regulation S-K.
Certain Relationships and Related Party Transactions
Lollicup Franchising, page 80

10. You disclose here that you acquired all of the membership interests held by Messrs. Alan
         Yu and Marvin Cheng in this entity for $900,000 and that Lollicup Franchising has now been merged with and into Lollicup USA and is no longer a VIE. In Note 16, Subsequent
         Events on page F-56, you disclose that you acquired all of the membership interests in the entity for $900,000. As we note from the "Common Stock Private Placement" discussion on page 80 that SunTop Holdings also owned an interest in Lollicup Franchising and that
         Messrs. Yu and Cheng each owned a 20% interest, please revise to clarify whether you also acquired the membership interests held by SunTop Holdings and any other holders, and disclose the amount paid for these interests. Disclose the percentage of any noncontrolling interests. Please revise all sections of the filing to provide clear and
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         consistent disclosure of the transaction.
11. Explain to us your basis in GAAP for concluding that while you held a variable interest in
         Lollicup Franchising, you were not the primary beneficiary and you were not required to consolidate the entity before the September 1, 2020 transaction. Please cite the accounting guidance on which you based your conclusion.
Audited Financial Statements for the Year Ended December 31, 2019
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

12. Please revise to clarify the date on which you adopted ASC 606, which you disclose here as December 31, 2019 but which the disclosures on page F-40 appear to indicate is
         January 1, 2019. In addition, tell us how you have complied with the requirements of
         ASC 606-10-55-89 through 91 relating to the disclosure of disaggregated revenues by customer type (distributors, national chains, retail, and online or e-commerce) and by net sales mix (i.e., distribution and manufacturing) for each period presented. We note that you provide revenue by customer type in the June 30, 2020 interim financial statements.
Note 7. Long-Term Debt, page F-20

13. We note disclosure on page F-23 that you were not in compliance with certain financial covenants as of December 31, 2019 and received a waiver from the financial institution.
         Please expand the disclosure to specify which loans within the table did not meet their financial covenants for which a waiver was received. Explain the significant terms or remedy of the waivers as we note from disclosure on page F-51 that you were in compliance with the financial covenants for all long term debt outstanding at June 30,
         2020.
Exhibit 3.2
Article Nine, Section 9.03, Forum Selection, page 14

14. Ensure that the exclusive forum provision in your bylaws states clearly that the provision does not apply to actions arising under the Securities Act or the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act. In that regard, we note your disclosure on pages 30 and 83.
        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Martin
James, Senior Advisor, at (202) 551-3671if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.
 Alan Yu
Karat Packaging Inc.
November 9, 2020
Page 5
                                     Sincerely,
FirstName LastNameAlan Yu
                                     Division of Corporation Finance
Comapany NameKarat Packaging Inc.
                                     Office of Manufacturing
November 9, 2020 Page 5
cc:       Christina C. Russo, Esq.
FirstName LastName